CONVERTIBLE NOTE

$125,000.00	April 17, 2017
Fremont, California

FOR VALUE RECEIVED, the undersigned, DIGITAL POWER CORPORATION, a California corporation (“Borrower” or the “Company”), HEREBY UNCONDITIONALLY PROMISES TO PAY to IROQUOIS MASTER FUND, LTD. and/or its successors and assigns (“Lender”), on the Maturity Date of June 2, 2017, ONE HUNDRED TWENTY-FIVE THOUSAND AND 00/100 DOLLARS ($125,000.00). All payments shall be credited first to accrue but unpaid interest due under the Note, and second, to the reduction of the unpaid principal. The entire unpaid balance of the principal and accrued interest thereon shall be due and payable upon the Maturity Date.

Borrower promises to pay interest on the unpaid principal amount hereunder from the date hereof until such principal amount is paid in full, at an interest rate of seven percent (7.0%) per annum.

Both principal and interest are payable, in lawful money of the United States of America and in immediately available funds at Lender’s office or at such other place as Lender may from time to time designate in writing.

Borrower shall have the right to prepay the principal and any interest thereon prior to the Maturity Date.

1.             Lender’s right to Convert.

Subject to obtaining shareholder approval in order to comply with Rule 713 of the NYSE Mkt, Lender will have the right convert the principal amount of this Note into shares of Common Stock of Borrower. The conversion price, subject to adjustment as provided in Section 4 below, shall be seventy five ($0.75) cents per share (the “Conversion Price”).

2.             Default

The following events shall be defaults under this Note:

1)	Borrower’s failure to remit any payment under this Note on the Maturity;

2)	If Borrower is dissolved, whether pursuant to any applicable articles of incorporation or bylaws, and/or any applicable laws, or otherwise;

3)	The entry of a decree or order by a court having jurisdiction adjudging the Borrower bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of or in respect of the Borrower under the federal Bankruptcy code or any other applicable federal or state law, or appointing a receiver, liquidator, assignee or trustee of the Borrower, or any substantial part if its property, or ordering the winding up or liquidation of its affairs, and the continuance of any such decree or order un-stayed and in effect for a period of twenty (20) days;

4)	Borrower’s institution of proceedings to be adjudicated bankrupt or insolvent, or the consent by it to the institution of bankruptcy or insolvency proceedings against it, or its filing of a petition or consent seeking reorganization or relief under the federal Bankruptcy Code or any other applicable federal or state law, or its consent to the filing of any such petition or to the appointment of a receiver, liquidator, assignee or trustee of the Company, or of any substantial part of its property, or its making of an assignment for the benefit of creditors or the admission by it in writing of its inability to pay its debts generally as they become due, or the taking of corporate action by the Borrower in furtherance of any such action; or

5)	The Company fails to obtain shareholder approval pursuant to NYSE Mkt Rule 713, if required, within 45 days of this Note issuance date to allow Lender to purchase shares of the Company’s common stock at $0.75 per share.

3.             Rights and Remedies of Lender

Upon the occurrence of an Event of Default by Borrower under this Note, then, in addition to all other rights and remedies at law or in equity, Lender may exercise any one or more of the following rights and remedies:

1)	Accelerate the time for payment of all amounts payable under this Note by written notice thereof to Borrower, whereupon all such amounts shall be immediately due and payable.

2)	Pursue any other rights or remedies available to Lender at law or in equity.

4.             Most Favored Nation

This Note, including Conversion Price, may be subject to adjustment pursuant to that certain Most Favored Nation clause under Section 4(a) of Securities Purchase Agreement dated April 17, 2017, of which this Note is being issued thereunder.

5.             Miscellaneous

This Note shall be governed by the laws of the State of California. The exclusive jurisdiction and venue of any legal action instituted by any party to this Note shall be in the County of Santa Clara, California.

Borrower waives presentment, protest and demand, notice of protest, notice of demand and dishonor, notice of nonpayment of this Note. Borrower expressly agrees that this Note or any payment hereunder may be extended by Lender from time to time without in any way affecting the liability of Borrower.

The prevailing party in any action (i) to collect payment on this Note, (ii) in connection with any dispute that arises as to its enforcement, validity or interpretation, whether or not legal action is instituted or prosecuted to judgment, or (iii) to enforce any judgment obtained in any related legal proceeding, shall be entitled to all costs and expenses incurred, including attorneys’ fees.

If any provision or any word, term, clause or part of any provision of this Note shall be invalid for any reason, the same shall be ineffective, but the remainder of this Note and of the provision shall not be affected and shall remain in full force and effect.

Any of the terms or conditions of this Note may be waived by Lender, but no such waiver shall affect or impair the rights of Lender to require observance, performance, or satisfaction, either of that term or condition as it applies on a subsequent occasion or of any other term or condition of this Note.

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IN WITNESS WHEREOF, the undersigned Borrower has executed this Convertible Note as of the date set forth above.

DIGITAL POWER CORPORATION,
A California corporation

By:	/s/Amos Kohn
Amos Kohn, CEO and President